EXHIBIT 21.1

Significant Subsidiaries of the Registrant

As of June 30, 2023

Name of Subsidiary	State of Incorporation
Nexstar Media Inc.	Delaware
Tribune Media Company	Delaware
Tribune Broadcasting Company II, LLC	Delaware
Tribune Real Estate Holdings, LLC	Delaware
The CW Network, LLC	Delaware